UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On October 30, 2025, Arbe Robotics Ltd. (“Arbe” or the “Company”) issued a press release announcing that it will hold its third quarter 2025 conference call on November 17, 2025. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The Company will host a live conference call on Monday, November 17, 2025, at 8:30 a.m. Eastern Time to discuss the Company’s third quarter financial results.

Speakers will include Kobi Marenko, co-founder and chief executive officer, and Karine Pinto-Flomenboim, chief financial officer. Interested persons can register in advance at https://dpregister.com/sreg/10204339/1004b29d6d3 Log-in instructions will be available upon registering for the event. Participants may register at any time, including up to and after the call start time. The live call may be accessed via telephone at (844) 481-3015 toll-free, 1-809-212373 Israel toll-free, or +1 (412) 317-1880 internationally. The call will be webcast live and accessible from a link Arbe’s Investor Relations website at: https://ir.arberobotics.com. An archived webcast of the conference call can be accessed at Arbe’s Investor Relations website at: https://ir.arberobotics.com.

Exhibit Index

Exhibit No.	Document Description
99.1	Press Release dated October 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: October 30, 2025	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

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